FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Report of Foreign Issuer


Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


For the month of April 2002 (April 22, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584,
33-90188, 33-91626, 33-94866, 333-4962, 333-6188, 333-6190,
333-6324, 333-6896, 333-7466, 333-8744, 333-9112, 333-9114,
333-9204, 333-9206, 333-9530, 333-10168, 333-10338. 333-10624
and 333-13556 filed by the Registrant under the Securities
Act of 1933.

Change in Registrant's Certifying Accountant.

On April 18, 2002, The News Corporation Limited (the "Company") dismissed Arthur Andersen as its independent auditors.
The reports of Arthur Andersen on the Company's financial statements for the fiscal years ended June 30, 2000 and June 30, 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2000 and June 30, 2001 and during the subsequent interim period, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the fiscal years ended June 30, 2000 and June 30, 2001 and during the subsequent interim period, there were no reportable events (as defined in Item 304 (a) (1) (v) of Regulation S-K).

The company provided Arthur Andersen with a copy of the disclosures it is making herein prior to the filing of this Current Report on Form 6-K with the Securities and Exchange Commission and requested that Arthur Andersen furnish the Company a letter addressed to the Securities and Exchange Commission stating whether Arthur Andersen agrees with the statements made by the Company herein and, if not, stating the respects in which it does not agree. Arthur Andersen's letter, dated April 22, 2002 is annexed as Exhibit A hereto and incorporated by reference.

Simultaneously with the dismissal of its former auditors, the Company engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the two most recent fiscal years and subsequent interim period, the Company has not consulted with Ernst & Young regarding
(i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item
304 (a) (1) (v) of Regulation S-K).

The Audit Committee of the Company's Board of Directors approved the dismissal of Arthur Andersen and this action was ratified by the Company's Board of Directors. The Audit Committee simultaneously recommended the appointment of Ernst & Young as the Company's independent auditors and this action was approved by the Company's Board of Directors. The replacement of the independent auditors by the Company's Board of Directors was made pursuant to relief granted by the Australian Securities and Investment Commission.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	April 22, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director

































EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Letter from Arthur Andersen, dated
	April 22, 2002, to the Securities and
	Exchange Commission.						6

B.	Press Release dated April 18, 2002,
	regarding change in auditors.					8


EXHIBIT A

[LETTERHEAD OF ARTHUR ANDERSEN]

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

April 22, 2002

Dear Sir/Madam:

We have read paragraphs one and two included in the Form 6-K dated
April 22, 2002 of The News Corporation Limited filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Copy to:

Mr. David F. DeVoe, Senior Executive Vice President
Chief Financial Officer
The News Corporation Limited

Mr. Arthur M. Siskind, Senior Executive Vice President
Group General Counsel
The News Corporation Limited

Mr. John P. Nallen, Executive Vice President
Deputy Chief Financial Officer
The News Corporation Limited


EXHIBIT B

For Immediate Release 				  Contact: Andrew Butcher 212-852-7070


News Corporation Appoints Ernst & Young As Auditor
______________________


Sydney, Australia, April 18, 2002 : News Corporation today announced that its Board of Directors, with the concurrence of its Audit Committee, has appointed Ernst & Young to replace Arthur Andersen as the Company's independent auditors for the year ended June 30, 2002.

The appointment of Ernst & Young was made after careful consideration by the Audit Committee, the Board of Directors and management of the Company, and concludes a thorough evaluation process. The decision to change auditors was not the result of any disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During its tenure as the Company's independent auditors, Arthur Andersen has provided many years of quality service and has demonstrated a high level of professionalism.

The replacement of the independent auditors by the Company's
Board of Directors was made pursuant to relief granted by the Australian Securities and Investment Commission.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP,
NCPDP; LSE: NEWCP) is one of the world's largest media companies with total assets as of December 31, 2001 of approximately US$47 billion and total annual revenues of approximately US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com <http://www.newscorp.com>